                                              Filed by Bell Atlantic Corporation
                                                  (d/b/a Verizon Communications)
                           pursuant to Rule 425 under the Securities Act of 1933
                                    and deemed filed pursuant Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                                      Commission File No: 1-8606
                                     Subject Company:  Bell Atlantic Corporation

On August 8, 2000, Bell Atlantic Corporation (d/b/a Verizon Communications) and NorthPoint Communications Group, Inc. disseminated the following slides.


                                 [VERIZON LOGO]



                              INVESTMENT COMMUNITY
                                    MEETING



                                 AUGUST 8, 2000

                                 [VERIZON LOGO]



                                  LARRY BABBIO
                     VICE CHAIRMAN AND PRESIDENT - TELECOM

STRATEGIC BENEFITS                             [VERIZON LOGO]  [NORTHPOINT LOGO]
--------------------------------------------------------------------------------



                o  SPEED TO MARKET

                o  SCALE AND SCOPE EFFICIENCIES

                o  NATIONAL BROADBAND

                o  PUBLIC EQUITY HIGHLIGHTS VALUE

                o  MANAGEMENT TEAM

TRANSACTION SUMMARY                            [VERIZON LOGO]  [NORTHPOINT LOGO]
--------------------------------------------------------------------------------


        o  VERIZON BRINGS
           -  DSL OPERATION AND ASSETS
           -  $800M IN CASH
              o  INCLUDES $350M TO NORTHPOINT SHAREHOLDERS


        o  OWNERSHIP
           -  VERIZON - 55%
           -  NORTHPOINT SHAREHOLDERS - 45%

        o  NORTHPOINT WILL CONTINUE TO BE PUBLICLY TRADED

        o  GOVERNANCE

NEW COMPANY PROFILE                            [VERIZON LOGO]  [NORTHPOINT LOGO]
--------------------------------------------------------------------------------



As of 6/30/00                            VERIZON      NORTHPOINT      TOTAL
-----------------------------------------------------------------------------
DSL Subscribers                          221,000        62,000       283,000

Central Offices Deployed                   1,760         1,505         3,265*


*Unique central offices deployed is approx. 2,600



                             PRESENCE IN 141 MSAS;
                    APPROX. 55M HOMES AND BUSINESSES PASSED

FINANCIAL IMPLICATIONS                         [VERIZON LOGO]  [NORTHPOINT LOGO]
--------------------------------------------------------------------------------



        o  PURCHASE ACCOUNTING FOR TRANSACTION

        o  VERIZON WILL CONSOLIDATE RESULTS

        o  IMPACT ON VERIZON FINANCIALS
           -  APPROX. $.14 - $.18 DILUTION IN 2001
           -  APPROX. $.10 - $.12 DILUTION IN 2002

                               [NORTHPOINT LOGO]



                                NORTHPOINT (R)

                                  LIZ FETTER
                               PRESIDENT AND CEO

A GROUNDBREAKING DEAL                          [VERIZON LOGO]  [NORTHPOINT LOGO]
--------------------------------------------------------------------------------




                         A TRANSFORMATIONAL COMBINATION
                     OF ENTREPRENEURSHIP, SCALE AND FUNDING

THE NORTHPOINT DSL VISION                       [VERIZON LOGO] [NORTHPOINT LOGO]
--------------------------------------------------------------------------------

     TO BE THE PREMIER, GLOBAL BROADBAND
     SERVICES PROVIDER

     o  Build and grow a robust, best-of-breed
        broadband business

     o  Revolutionize the role of the Internet
        on people's lives around the globe

     o  Aggressively build long-term value

NORTHPOINT PROFILE                              [VERIZON LOGO] [NORTHPOINT LOGO]
--------------------------------------------------------------------------------

       LEADING BROADBAND SERVICES PROVIDER

       o  Founded in May 1997

       o  Industry Leading Network
          - Fastest Deployment

       o  Winning Business Strategy

       o  Industry leader on the path to profitability
          - 4 EBITDA positive markets
          - All ahead of schedule

       o  World Class Management Team

NORTHPOINT                                      [VERIZON LOGO] [NORTHPOINT LOGO]
--------------------------------------------------------------------------------
THE INDUSTRY LEADER.....

       FIRST TO

       o  Nationwide backbone

       o  End to end OSS system

       o  International leadership

       o  Profitability

STRATEGY                                        [VERIZON LOGO] [NORTHPOINT LOGO]
--------------------------------------------------------------------------------

       o  Build a national network

       o  Scale the business

       o  Maintain customer focus and execution

       o  Ensure access to capital

BENEFITS TO                                     [VERIZON LOGO] [NORTHPOINT LOGO]
NORTHPOINT SHAREHOLDERS
--------------------------------------------------------------------------------

       o  Double our footprint

       o  More than quadruple our                       LEADING
          customer base                             =  BROADBAND
                                                        PROVIDER
       o  Double our employee size

                                [VERIZON LOGO]



                                 LARRY BABBIO
                     VICE CHAIRMAN AND PRESIDENT - TELECOM

NEXT STEPS                                      [VERIZON LOGO] [NORTHPOINT LOGO]
--------------------------------------------------------------------------------


       o  Regulatory approvals

       o  Shareholder vote

       o  Integration


                        CLOSING ANTICIPATED BY MID-2001

                      [VERIZON LOGO]    [NORTHPOINT LOGO]


                                     Q & A
                                    SESSION

     "SAFE HARBOR" STATEMENT                                      [VERIZON LOGO]
     ---------------------------------------------------------------------------

     The presentations contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: materially adverse changes in economic conditions in the markets served by us or by companies in which we have substantial investments; material changes in available technology; the final outcome of federal, state, and local regulatory initiatives and proceedings, including arbitration proceedings, and judicial review of those initiatives and proceedings, pertaining to, among other matters, the terms of interconnection, access charges, universal service, and unbundled network element and resale rates; the extent, timing, success, and overall effects of competition from others in the local telephone and toll service markets; the timing and profitability of our entry into the in-region long distance market; our ability to combine former Bell Atlantic and GTE operations, satisfy regulatory conditions and obtain revenue enhancements and cost savings following the merger; the profitability of our entry into the nationwide broadband access market, including the impact of our transaction with NorthPoint; the ability of Verizon Wireless to combine operations and obtain revenue enhancements and cost savings; and our ability to convert our ownership interest in Genuity Inc. into a controlling interest consistent with regulatory conditions, and Genuity's ensuing profitability.